Q1 | Q2
Q3 | Q4
2003




Group Report.
January 1 to March 31, 2003.

Contents.

Highlights.

- EBITDA improvement above our internal expectations, to EUR 76 million in the first quarter of 2003, as purchased network capacity was more heavily utilized during the Iraq crisis
- Gross margin increased to 56 percent, against 43 percent in the prior-year quarter
- Revenues increased by 22 percent year on year
- Growth in our broadband access products pushing ahead
- Continued expansion of the T-Online Vision product range and of our Business area
- T-Online 5.0 software launched, offering a new design, easier use and a host of new features
- Change in T-Online International AG's financial reporting to comply with International Accounting Standards (IAS), aiding international comparability and conforming with the Prime Standard established by stock exchange operator Deutsche Börse AG

Dear Reader,
Dear Shareholder,

The following report details the development of our business during the first three months of 2003.

1. Review of movements in key figures for the T-Online Group.

T-Online attained further efficiency improvements in the first quarter of 2003, and moved on successfully down the road of profitability with continuing growth.

The first-quarter earnings before interest, taxes, depreciation and amortization (EBITDA) was especially pleasing, coming in well ahead of our own and others' expectations at EUR 76 million. We built this success on the resolute, ongoing development of our combined business model and on the continual improvement of our gross margin, which reached 56 percent in the reporting period. Users' acceptance of the Internet as the fourth mass medium, especially at times of crisis, worked in our favor. As already seen on September 11, 2001, the increased demand for up-to-the-minute information during the Iraq conflict boosted our access business while, at the same time, both purchasing behavior and our subscribers' readiness to consume entertainment content was noticeably more subdued in the period under review.

T-Online's key performance indicators for the first quarter, reported in accordance with International Accounting Standards, are as follows:

Key performance indicators for T-Online in accordance with IAS.

Millions of € (unless stated otherwise)	**First quarter 2003**	First quarter 2002	Full year 2002
Net revenues	**445**	**364**	**1 568**
Subscribers at end of quarter (millions)	12.47	11.24	12.24
Gross margin (percent)	56	43	49
Operating profit (loss)	**59**	**(28)**	**36**
EBITDA*	76	(14)	115
Cash contribution	64	(37)	9
Cash flow from operating activities	132	105	213
Earnings per share (€)	(0.02)	(0.07)	(0.40)

*Earnings before interest, taxes, depreciation and amortization.

2. T-Online's shares.

At the beginning of the year the optimism seen in many of the forecasts for the U.S. economy in 2003 gave way to a more skeptical tone. Disappointing statistics on the U.S. labor market, industrial production and consumer confidence highlights the realization that the economy is some way off a sustained growth path.

The overall economic situation coupled with constant talk of possible war in Iraq kept market trading volumes low. Both the NEMAX index and T-Online's stock were held back by the dominant market theme: the impending Iraq war. This uncertain geopolitical situation was a prime factor in low volumes and easing stock prices, particularly as Wall Street failed to provide any positive impetus at that time.

Following the publication of T-Online's 2002 results, the downward trend was eventually broken in mid-March as investors judged the T-Online figures positively and the Nasdaq set a more favorable tone. T-Online shares rose strongly.

As of March 24, 2003, T-Online's stock was incorporated into the TecDAX index established in the course of segment restructuring by stock exchange operator Deutsche Börse AG. However, generally low volumes and volatile stock prices with a downward trend indicated little enthusiasm for the newborn index. The main adverse factor at this time was the fact that the Iraq conflict looked set to drag on for a long period. By the end of its first week, the TecDAX index was 3.7 percent off its opening level, whereas T-Online's stock was firmer and finished the quarter on March 31, 2003 at EUR 6.53.

3. Change in the basis of consolidated financial reporting.

Effective January 1, 2003, T-Online International AG moved from the German Commercial Code (HGB) to International Accounting Standards (IAS), as the basis of its consolidated financial reporting. This interim Group report is therefore the first to be prepared in compliance with IAS. The move was made both to enhance the international comparability of our reporting and to meet the requirements for listing under the new Prime Standard on the stock exchanges of Deutsche Börse AG. Accordingly, T-Online International AG's interim report for the first quarter of 2003 complies not only with the German accounting standard DRS 6 but also, for the first time, with IAS 34 (Interim Financial Reporting). T-Online International AG applies International Accounting Standards in combination with the guidance issued by the International Financial Reporting Interpretations Committee (IFRIC). The rules on the First-Time Application of International Accounting Standards have been applied to the opening balance sheet as of January 1, 2002 and to the financial statements for 2002.

The differences in accounting and valuation arising from the change of system are detailed in a separate statement of reconciliation from the German Commercial Code (HGB) to IAS.

There have been no material changes in the group of consolidated companies since December 31, 2002.

The consolidated statement of income has been prepared using the cost-of-sales format for the first time, i.e. it classifies expenses by function. The consolidated balance sheet distinguishes both assets and liabilities according to their remaining terms, as non-current or current. The segment reporting is based on geographical segments as provided in IAS 14; due to our combined business model, we do not break down our results by product segment. The segmentation applied in 2002 in accordance with U.S. Generally Accepted Accounting Principles (US.GAAP) involved the segments "T-Online International AG", "Subsidiaries and Associated Companies" and "Projects". In the change to IAS-compliant segmentation, the former "Projects" segment moved in its entirety into the new "Germany" segment, while the bulk of what was the "Subsidiaries and Associated Companies" segment now falls under "Rest of Europe." A substantial legal dispute came to an end in the period under review.

The details provided in T-Online International AG's consolidated financial statements at December 31, 2002 and the accompanying notes—as published in the 2002 Annual Report, also available online at www.t-online.de/ir—continue to apply to those of our accounting and valuation methods that have remained unchanged relative to the HGB rules. The notes in the Annual Report also include disclosures regarding persons closely connected to T-Online.

New composition of segments for IAS-compliant reporting.

Fully consolidated investment holdings.

Composition of segments under German GAAP (HGB) and U.S. GAAP up to Dec. 31, 2002	
T-Online International AG	
Subsidiaries and associated companies	
- T-Online.ch AG, Zurich	100.0%
- T-Online.at Internet Service GmbH, Vienna	100.0%
- YACOM INTERNET FACTORY S.A.U., Madrid	100.0%
- Atrada Trading Network AG, Nuremberg	100.0%
- daybyday media GmbH, Hamburg	100.0%
- T-Online France SAS/Club Internet SAS, Paris	99.9%
Projects	
- t-info GmbH, Munich	100.0%
- T-Online Travel AG, Darmstadt	75.1%
- Auto T-Online GmbH & Co. KG, Stuttgart	51.0%

Composition of segments under IAS as of Jan. 1, 2003	
Germany	
- T-Online International AG, Darmstadt	
- Atrada Trading Network AG, Nuremberg	100.0%
- t-info GmbH, Munich	100.0%
- daybyday media GmbH, Hamburg	100.0%
- T-Online Travel AG, Darmstadt	75.1%
- Auto T-Online GmbH & Co. KG, Stuttgart	51.0%
- Interactive Media CCSP AG, Hamburg	50.0%*
Rest of Europe	
- T-Online.ch AG, Zurich	100.0%
- T-Online.at Internet Service GmbH, Vienna	100.0%
- YACOM INTERNET FACTORY S.A.U., Madrid	100.0%
- T-Online France SAS/Club Internet SAS, Paris	99.9%

*Plus 1 share

4. Discussion of key figures.

Revenue growth, IAS-compliant.

T-Online once again attained a substantial increase in Group revenues in the first three months of 2003, to a new total of EUR 445 million. This represents a 22.1 percent year-on-year increase.

Combined business model as revenue driver

The combined business model incorporating access and non-access operations is a cornerstonee of T-Online's corporate strategy and a major revenue driver.

Millions of €	**First quarter 2003**	First quarter 2002	Full year 2002
Access	367	296	1,245
Non-Access	78	68	323
Total	**445**	**364**	**1,568**

Our strong position on the access market plays a major part in the success of the combined business model, since our quality access subscriber base ensures there is a steady flow of portal traffic, which in turn taps further revenue sources. Our direct contact and billing relationship with our subscribers enables us to offer a variety of additional services, making the portals even more attractive to users.

We were able to increase our non-access revenues in an adverse market environment. Non-access business also contributed to the continuing positive performance on the access side. The geopolitical situation in the reporting period created additional growth impetus for our access operations, as events in Iraq drove Internet users to seek the latest information more frequently; on the other hand, it tended to have a dampening effect on non-access revenue growth as users were less inclined to purchase merchandise or services. These countervailing developments underscore the strength of our combined business model which focuses not on maximizing stand-alone non-access or access revenues but on consciously managing capacity utilization, thus improving gross margins and directly contributing toward increased EBITDA.

Revenues generated by our foreign subsidiaries and associated companies showed an increase of 58.7 percent over the first quarter of 2002. That placed the foreign Group companies' share of total revenues at 8.9 percent in the first quarter of 2003.

Subscriber numbers for the Group (millions).


Mar. 31, 2003
Mar. 31, 2002
12.47
9.42
3.05
11.24
9.17
2.07
Broadband
Narrowband
Total

We are pleased to report continued steady growth in the number of subscribers for our access business: The T-Online Group had a total of 12.47 million subscribers at the end of the first quarter.

Subsidiaries and associated companies outside Germany contributed 2.31 million to that figure. Our broadband business is also growing steadily, and achieved year-on-year growth of 47 percent in its subscriber base at the end of March.

Gross margin.

Our gross margin continued on its upward track in the first quarter of 2003 thanks to increasing revenues. These in turn were due to both rising subscriber numbers and the trend toward increased usage—developments encouraged by the Internet's growing acceptance as the fourth mass medium. Partly in light of events in the Middle East, the number of times users accessed T-Online's site in the course of a single day increased during the quarter; more and more strongly, the Web is proving its worth as a ready source of the latest information.

Gross margin in percent.


43.5
47.5
51.2
53.0
56.0
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003

The utilization of purchased capacity thus improved even further, to the benefit of our gross margin.

Further margin improvements were generated by the success in migrating more subscribers into broadband access products, as these involve lower input costs in percentage terms.

Our non-access business also had a favourable impact on the gross margin in two different ways: Apart from the fact that its own intrinsic margins are higher than those of access business, it also offers a means of influencing access traffic because we consciously schedule content placement over the course of a day, thus optimizing capacity utilization. Once again, this shows the strength of our combined business model.

Operating earnings (IAS) and EBITDA.

T-Online significantly increased its profitability in the first quarter of 2003, moving ahead successfully on the course already set when it passed the EBITDA breakeven point.

The table below shows the derivation of earnings before interest, taxes, depreciation and amortization (EBITDA), in which scheduled depreciation and "other taxes" are netted out of all the functional cost items:

Millions of €	**First quarter 2003**	First quarter 2002	Full year 2002
Net revenues	445	364	1,568
Cost of sales[1]	(255)	(254)	(1,023)
Selling costs[1]	(107)	(111)	(428)
Administrative cost[1]	(19)	(15)	(81)
Other operating income	12	4	86
Other operating expenses[1]	0	(2)	(7)
EBITDA	**76**	**(14)**	**115**

[1] Net of scheduled depreciation and other taxes

T-Online attained an improvement in Group EBITDA from EUR -14 million in the prior-year period to EUR 76 million in the first quarter of 2003.

The "Germany" segment contributed EBITDA of EUR 86 million, and the "Rest of Europe" segment EUR -10 million. That means the latter segment's negative EBITDA was reduced by EUR 16 million, or 61 percent, relative to the first quarter of 2002.

To reconcile EBITDA to operating earnings as reported in the income statement, it is necessary to add back scheduled depreciation charges into the functional cost items set out above. The "other taxes" element totalled less than EUR 1 million for all of the items combined in the first quarters of 2003 and 2002. The other operating expenses for the full year 2002 included other taxes of EUR 2 million.

Millions of €	**Depreciation charge First quarter 2003**	Depreciation charge First quarter 2002	Depreciation charge 2002
Cost of sales	(12)	(10)	(59)
Selling costs	(4)	(2)	(11)
Administrative costs	(1)	(2)	(7)
Other operating expenses	0	0	0
Total	**(17)**	**(14)**	**(77)**

The next table shows the composition of operating earnings, reported under IAS rules.

Operating earnings are an even better indicator of T-Online's underlying profitability than EBITDA because, by including the scheduled depreciation charge on real capital items, it gives a more accurate impression of how non-current assets are financed out of ongoing operations. The total cost format, as stipulated by the German Commercial Code, did not convey this. This was the main reason for our change of the presentation method, so that costs are now classified by function rather than by nature, along with the more widespread international use of the cost-of-sales format.

	First quarter 2003		First quarter 2002		Full year 2002	
	Millions of €	%	Millions of €	%	Millions of €	%
Net revenues	**445**	**100**	**364**	**100**	**1,568**	**100**
Goods and services purchased	(196)	(44)	(206)	(57)	(799)	(51)
Gross margin	**249**	**56**	**158**	**43**	**769**	**49**
Other cost of sales	(71)	(16)	(58)	(16)	(283)	(18)
Gross profit	**178**	**40**	**100**	**27**	**486**	**31**
Selling costs	(111)	(25)	(113)	(31)	(439)	(28)
Administrative costs	(20)	(5)	(17)	(4)	(88)	(6)
Other operating income	12	3	4	1	86	6
Other operating expenses	0	0	(2)	(1)	(9)	(1)
Operating profit (loss)	**59**	**13**	**(28)**	**(8)**	**36**	**2**

T-Online's *operating earnings continued to develop positively in the period under review.* The ongoing earnings growth was driven not only by the consistent implementation of our combined business model and the continual improvement of our gross margin to 56 percent in the first quarter of 2003 but also by the increasing acceptance of the Internet as the fourth mass medium.

In addition, the peak-load model introduced on April 1, 2002 and T-Online's measures—geared to this model—to distribute customers' online time more evenly throughout the day, have together had a positive impact on cost of sales. These remained almost unchanged even though revenues increased by 22 percent year on year. We achieved further economies of scale in our selling costs which also remained virtually unchanged, in fact declining by EUR 2 million compared with the prior-year period.

Cash flow, and EBITDA less real capital expenditure.

T-Online's short and medium-term monetary investments increased by EUR 119 million during the period under review, to EUR 3,783 million on March 31, 2003. The increase was generated by a renewed cash inflow from operating activities in the first quarter of EUR 132 million (compared with EUR 105 million in the first quarter of 2002) less EUR 13 million of cash used for operational capital expenditure. The latter figure is obtained after adjusting for the increase in medium-term monetary assets attributable to changes in maturities (EUR 122 million).

The following table illustrates the link between the increase in liquid assets and T-Online's self-financing capability:

Millions of €	**Mar. 31, 2003**	Dec. 31, 2002	Change (cash generated by self-financing)
Cash in banks, petty cash and fixed-term deposits with Deutsche Telekom AG	**3,783**	**3,664**	**119**

The cash generated in the comparative period in 2002 was EUR 46 million.

The positive cash flow from operating activities flowed primarily from the Group's EBITDA of EUR 76 million, a further major factor being interest receipts totaling EUR 24 million.

The cash used for operational capital expenditure in the period under review included EUR 5 million for equipment, plant and office equipment and EUR 7 million for intangible assets.

Capital expenditure.

Millions of €	**First quarter 2003**	First quarter 2002	Full year 2002
Intangible assets	7	9	39
Property, plant and equipment	5	14	67
Financial assets	4	40	70
Total	**16**	**63**	**176**

Cash contribution improved substantially from EUR -37 million in the prior-year quarter to EUR 64 million in the first quarter of 2003. This was due to the combined effect of the increase in EBITDA and a fall in real capital expenditure from EUR 23 million in the comparative period to EUR 12 million in the first quarter of 2003.

5. Business trends for the "Germany" segment.

This segment comprises T-Online International AG and its domestic subsidiaries.

Overview of the "Germany" segment.

Millions of €	**First quarter 2003**	First quarter 2002	Full year 2002
Germany			
Net revenues	406	340	1,452
Gross margin	233	157	736
Operating earnings	73	1	134
EBITDA	**86**	**12**	**197**

Trends in access business.

Subscriber numbers in Germany (millions).


Mar. 31, 2003
Mar. 31, 2002
10.16
7.30
2.86
9.21
7.20
2.01
Broadband
Narrowband
Total

The first quarter of 2003 saw further profitable growth in our German subscriber base.

At the end of the first quarter, T-Online International AG had 10.16 million subscribers, an increase of 10.4 percent over the same time a year earlier.

Partly as a consequence of the Iraq conflict, online time per access subscriber in Germany showed particularly good performance in a year-on-year comparison.

Whereas the average online time per subscriber per month in the first quarter of 2002 was 1,907 minutes, the figure climbed to an average of 3,248 minutes in the first quarter of 2003.

This represents a 97.6-percent increase in online time, although whether it constitutes lasting growth or is a once-only effect of the Iraq conflict remains to be seen in coming quarters.

The revenue growth in T-Online International AG's access business is partly due to increased use of higher-value pricing plans. T-DSL continues to contribute towards the success story of T-Online International AG.

Broadband drives growth

Despite growing competition, T-Online International AG has performed well in the market. This is particularly true of its broadband access products, in which T-Online International AG once again achieved strong growth. At the end of the first quarter, 2.9 million subscribers in Germany used T-Online to gain broadband access to the Internet. Despite the price increase in the fourth quarter of 2002, T-Online International AG generated 55.2 percent of the growth in new subscribers with its "T-Online dsl flat" rate. As at the March 31, 2003 cut-off date, T-Online International AG had 1.75 million "dsl flat" subscribers.

The new volume-based pricing plans launched last fall have also been well received. At the end of the first quarter 137,000 subscribers were using these new volume-based products, which allow always-on use of T-DSL when purchased with a sufficiently large volume quota.

Developments in portals, products and services.

T-Online International AG further consolidated its position in the first quarter as the leading portal in the German Internet market.

Systematic expansion of the Internet media network

According to Nielsen Netratings (Jan/Feb 2003), the t-online.de domain reached an average of 55.4 percent of Internet users (at home and at work) per month.

Additionally, T-Online International AG has taken a leading position in terms of audience reach in the first quarter of 2003 over specialist providers in specific segments such as news, sport or computers (source: Nielsen Netratings, Jan/Feb 2003).

This positive trend is reflected in the increase in monthly page impressions. T-Online managed to increase this figure from an average of 450 million in the first quarter of 2002 to 522 million in the first quarter of 2003 (source: own survey).

Developments in the broadband products segment.

Further expansion of T-Online Vision product offerings

The range of products offered through the T-Online Vision broadband portal launched in March 2002 was continuously extended during the period under review.

The "Gute Zeiten Schlechte Zeiten" fan package comprises a DSL line and modem plus a three-month subscription with online, on-demand access to the latest instalment—updated daily on weekdays—of the popular soap opera of the same name. Users can view each instalment in full length on T-Online Vision in the early afternoon, before it is broadcast on television.

Products such as the fan package, combining both access and non-access components, witness the success and further development of T-Online's combined business model, and are a further pointer to the way in which access and non-access business will continue to converge.

Cooperation with Microsoft Xbox

As a result of its cooperation with Microsoft in the Internet-ready game consoles segment, T-Online is the first and only broadband provider in Germany to be awarded "*Xbox Live Compatible*" certification in time for the European market launch of Xbox Live. Consequently, T-Online subscribers can use their T-Online account on an Xbox as well as through a PC.

T-Online Vision On TV*

At the CeBIT 2003 information technology show, T-Online International AG premiered its T-Online Vision On TV product, making Internet services that have previously only been accessible through a PC or a mobile device available to users through their television sets. The associated hardware is provided for this initial launch by cooperation partners Fujitsu Siemens Computers with their newly developed ACTIVY Media Centre, although no exclusive supply agreement has been signed.

The device, which connects to a television set, an antenna and a DSL line, will be available from electronics retailers from the fourth quarter of 2003. Features will include:

- Integral digital VCR to record broadcasts
- The T-Online Internet portal, specially optimized for television, with the latest news and information in categories comprising entertainment, sport, movies, music and games
- E-mail communication services
- DVD drive

T-Online Vision On TV represents a further step in T-Online International AG's strategy to make the Internet accessible across all media channels. It means that customers can now be reached in the comfort of their living room—a new access scenario suited to entertainment content and away from the working environment.

*working title

Developments in the portals segment.

Paid Content

Following the introduction of paid content on a pay-per-use basis in 2002, the first quarter of 2003 saw the launch of high-value premium content sold by subscription. T-Online International AG is responding to the wishes of numerous customers in bringing subscription products of this kind to the German market.

The launch of the "t-sports Insider" subscription service in January was followed in time for CeBIT by the Computer Insider special-interest subscription service and "T-Online FamilienPaket." The latter, a package comprising parental control software and access to the premium "Spiel- und Lernwelt Kamba" edutainment portal, brings together content and service products for the first time.

The ongoing development of the T-Online portal network into a unique Web-based media experience was again one of the main focuses of the first quarter:

Lotterie & mehr

At the end of January, T-Online International AG launched its "Lotterie & mehr" portal. This further rounds out our product range to take in lotteries, sports betting and similar games of chance.

T-Online International AG will enter into content-provision agreements with StarMobility and has sold its stake in this joint venture to DaimlerChrysler with retroactive effect as of January 1. T-Online and DaimlerChrysler agreed to the new ownership structure after experience to date had led the joint venture to be more sharply focused on Mercedes-Benz customer service. The plan is that DaimlerChrysler's and T-Online's mutual interests in StarMobility will continue to be promoted thanks to the supplied content, while other parties will also have the opportunity to be integrated into T-Online's portal network. T-Online had a 49-percent stake in the joint venture, which was established in March 2001.

Multi-access portals

Its multi-access theme portals clearly differentiate T-Online from competing sites in terms of both content structure and cross-media capability. This allows T-Online to extract even more commercial capital from its broad product range and to take advantage of new opportunities for cross-selling.

The "Handy & Mobil" portal, integrated in January as a subportal within www.t-online.de, provides a wide range of offerings for mobile devices. T-Online will press on with its established strategy for mobile services and applications, steadily adding to its product range and securing its position in the mobile Internet communications market for the long term.

Developments in the services segment.

Services: quality and variety

Services—including paid premium services—developed to become an increasingly key element in T-Online's operations during the 2002 reporting year, largely by virtue of online time generation and access capacity management. This has accordingly been another focal area for further improvements and additions to the product portfolio.

T-Online Software 5.0

Version 5.0 of the T-Online software package includes many new features to further enhance users' online experience:

The StartCenter gives direct access to the various programs, services and portals. Users have an even clearer view of incoming e-mails in their inbox and can send SMS text messages into all networks using the E-Mail and TOM applications. The new, integral news ticker provides continuous coverage of worldwide news, with a personalization option to prioritize specific topics of interest.

T-Online Browser

In the latest version of the T-Online Browser, each user can set up his or her own profile with favorites and additional features. A newly developed T-Online browser specially for children presents an attractive, kid-friendly interface with direct access to children's topics.

Additional online services developed and introduced in the T-Online Business segment in the first quarter of 2003 include Web hosting, office applications, security and business information.

New business services

At CeBIT 2003, T-Online presented two new additions to its range of business products: Business Card, and Business Homepage Basic. Both are components of the new T-Online Business Web hosting portfolio (www.t-online-business.de).

6. Business trends for the "Rest of Europe" segment.

This segment comprises the foreign subsidiaries of T-Online International AG.

Overview of the "Rest of Europe" segment.

Millions of €	**First quarter 2003**	First quarter 2002	Full year 2002
Rest of Europe			
Net revenues	40	25	124
Gross margin	16	1	35
Operating earnings	(14)	(29)	(100)
EBITDA	**(10)**	**(26)**	**(84)**

Trends in access business.

"Rest of Europe" subscriber numbers (millions).


Mar. 31, 2003
0.19
2.12
2.31
Mar. 31, 2002
0.07
1.97
2.04
Broadband
Narrowband
Total

The first quarter also brought profitable growth in access business outside Germany. The number of subscribers rose from approximately 2 million in the first quarter of 2002 to some 2.3 million at the end of the first quarter 2003—a growth rate of 13.5 percent.

The broadband Internet market showed particularly strong growth: The number of DSL subscribers in our foreign operations increased overall from about 67,000 to some 187,000 between the end of March 2002 and the end of the reporting period.

Growth in the broadband segment was especially strong in Spain, which is among the European leaders in broadband penetration as a percentage of households with Internet access.

Ya.com broadened its ADSL subscriber base by 175 percent year on year, as of the quarter's end.

The French market continues to grow, too: Club Internet acquired 76,000 new broadband subscribers in the year to March 31, 2003.

Developments in portals, products and services.

Ya.com: Leading position in the e-commerce segment

Ya.com further reinforced its position in e-commerce during the first quarter of 2003. In the travel, consumer electronics, music & film and automotive segments, Ya.com holds third place among the leading portals (Nielsen Netratings March 2003).

Successful travel portal: Viajar.com

The viajar.com travel portal continues to achieve good results despite an extremely difficult market as a result of the war in Iraq and the consequent drop in reservations. Travel business grew by 11.6 percent over the last quarter of 2002. And on a year-on-year comparison, the viajar.com portal actually doubled its number of reservations in the first quarter.

By the end of the first quarter, the Ya.com portal network had reached almost 3 million Spanish unique visitors, making it one of the most attractive platforms for advertisers.

Ya.com dating platform

Additions have also been made to the paid services segment in Spain. The new dating platform launched by Ya.com is already home to over 80,000 profiles, making it one of the leading dating platforms on the Spanish market.

New business services at Ya.com

Ya.com has also enhanced its business services, which include hosting, housing domain management, and ASP Web mail services for business customers.

Added value services at Club Internet

To further augment customer satisfaction and loyalty, and to offer true added value, Club Internet also launched a range of new services on a pay-per-use basis. The main new services comprise:
- Firewall software
- Antivirus software
- Mobile e-mail
- Paid services (horoscopes, IQ tests)
- Photo service (in cooperation with T-Online Deutschland)

7. Changes in the Board of Management and Supervisory Board.

As of March 15, 2003, the Supervisory Board of T-Online International AG appointed Mr Thomas Hille to the Board of Management, with responsibility for Marketing Services. By decision of the Darmstadt Local Court on February 7, 2003, Dr. Heinz Klinkhammer was appointed as a new member of the Supervisory Board.

8. Personnel.

The average number of employees in the T-Online Group in the periods stated is shown below:

	First quarter 2003	First quarter 2002	Full year 2002
"Germany"	1,919	1,651	1,730
"Rest of Europe"	728	811	782
T-Online Group	**2,647**	**2,462**	**2,512**
Trainees/interns	61	54	61

The average number of Group employees in the first quarter of 2003 was 7.5 percent higher than in the comparative 2002 period. This is due to strong growth in the workforce of T-Online International AG in Germany, mainly associated with the consistent gearing of the company's operations to its combined business model. In the "Rest of Europe" segment, the number of employees fell slightly due to restructuring in Austria and Switzerland and process optimization in France and Spain.

Personnel costs for the first quarter of 2003 came to EUR 37 million (prior-year quarter: EUR 33 million); thus they were 11.2 percent higher year on year, due to the increase in the Group-wide headcount.

Stock options held by members of the Board of Management and employees.

An Extraordinary Shareholders' Meeting of T-Online International AG held before the initial public offering in 2000 adopted the 2000 stock option plan for members of the Board of Management and for specialists and managers working for the company or its subsidiaries. Mainly because of the thresholds determining when options could be exercised, the plan was not competitive.

The 2001 Shareholders' Meeting approved a new, premium-priced stock option plan, involving a 25-percent premium. Options are being issued over a five-year period, and they are valid for ten years. No more than half of the options granted to a participant are eligible for exercise after a two-year lock-up period expires, and all are eligible for exercise after a three-year lock-up.

The first tranche of options was issued on August 13, 2001, and the second on July 15, 2002. The options currently outstanding from the 2000 and 2001 plans are summarized in the table:

	2001 stock option plan (thousands)	2000 stock option plan (thousands)
Outstanding stock options on Jan. 1, 2003	4,415	112
Granted	0	0
Exercised	0	0
Expired	138	0
Outstanding stock options on Mar. 31, 2003	4,277	112

Further information on the option plans is available in the 2002 Annual Report on pages 104 et seq. As of March 31, 2003, members of T-Online International AG's Board of Management held options to purchase T-Online stock as follows: Ms. Altmeyer held 64,635 options, Mr. Beaujean 68,805, Mr. Graßmann 90,350, Mr. Holtrop 235,188, Mr. Kindt 21,267, and Mr. Hille did not hold any options.

9. Outlook.

Going forward, the cornerstone of our strategy will continue to be our combined business model, focused on deriving optimum benefit from synergies between our access and non-access operations. This will include progressive development of our portals and content business.

A key focal area will continue to be the expansion of our broadband operations.

T-Online will also move ahead with its program unveiled at the CeBIT fair to provide Internet access via wireless LANs, offering access at appropriate public places yet without investing either in networks or in technical hardware to operate the service. T-Online's new 5.0 software allows customers to be billed on a uniform basis for their online time using WLANs, in the way familiar to them from our other access services.

In terms of content, T-Online has now built up a comprehensive portfolio with its theme portals and the offerings of its subsidiaries and joint ventures, spanning all the content areas that are particularly meaningful in economic terms.

We will further develop our content range in the years ahead. We will place particular emphasis on broadband content and on paid content or services, to give further momentum to our combined business model. The main conceptual focus will be on highlighting the media-programming feel to T-Online's content offering. Live elements providing users with opportunities to interact will allow us to establish totally new concepts, doing things in ways which would not have been possible using traditional media.

Our Digital Music Download project presented at CeBIT will allow Web surfers to download music chosen from an extensive collection perfectly legally from this summer on. To provide this service, T-Online will function as a digital agent in cooperation with the music industry. Apart from being legal, the service will offer users the benefits of higher quality in the tracks they download and extra security.

In early summer, we will launch an Internet platform in cooperation with the multiplex movie theater group CinemaxX, allowing visitors to selected CinemaxX theaters to reserve and pay for their own specifically chosen seats online.

After a successful start for our online retail store in 2002 and positive performance in the first quarter of 2003, T-Online Shop will be extending its range of merchandise during the coming months. Customers currently have some 300 quality computer and multimedia products to choose from, and within a short time we plan to add 750 more items in the consumer electronics and home entertainment fields.

Another key feature of our work is the ongoing expansion—jointly with T-Mobile—of our multi-access theme portals which can be called up from a PC, personal digital assistant, mobile data assistant or cell phone.

In the converging marketplace we have today, T-Online's goal is to create new products and realms of experience which actively use the opportunities provided by the Internet, earning the medium a position right alongside television in qualitative terms.

To further enhance efficiency and profitability, we will intensify our existing drive to establish a uniform international product and service platform.

We will also step up the program to put a uniform IT architecture in place for both domestic and foreign operations, and will continue to optimize processes. In the call center sphere both in and outside Germany, this will involve a greater focus on subscriber self care.

Financially, our prime objective is to again attain higher gross margins than in the previous year by intelligently managing our non-access and access operations, thus directly improving T-Online's operating earnings. Management will focus not only on continuing revenue growth but also on cost efficiency and achieving economies of scale; it will never lose sight of its goal of increased profitability over the medium term.

10. Interim consolidated financial statements compliant with IAS.

Consolidated income statement (IAS-compliant).

Millions of €	First quarter 2003	First quarter 2002	2002
Net revenues	**445**	**364**	**1,568**
Goods and services purchased	(196)	(206)	(799)
Gross margin	**249**	**158**	**769**
Other cost of sales	(71)	(58)	(283)
Gross profit	178	100	486
Selling costs	(111)	(113)	(439)
Administrative costs	(20)	(17)	(88)
Other operating income	12	4	86
Other operating expenses	0	(2)	(9)
Operating profit	**59**	**(28)**	**36**
Goodwill amortization	(86)	(87)	(349)
Net result from associated companies	(2)	(8)	(263)
Interest income, net	31	31	128
Impairment charges against financial assets	0	0	(2)
Earnings/(loss) before taxes	**2**	**(92)**	**(450)**
Income taxes	(33)	2	(43)
Loss before minority interests	(31)	(90)	(493)
Losses applicable to minority shareholders	1	0	3
Group net loss	**(30)**	**(90)**	**(490)**
Loss per share in €	**(0.02)**	**(0.07)**	**(0.40)**
EBITDA	**76**	**(14)**	**115**

Consolidated balance sheet (IAS-compliant).

Millions of €	Mar. 31, 2003	Dec. 31, 2002	Jan. 1, 2002
ASSETS			
Non-current assets			
Goodwill	1,414	1,496	1,844
Other intangible assets	61	65	61
Property, plant and equipment	93	98	82
Investments in non-consolidated subsidiaries	15	11	5
Investments in associated companies	123	130	333
Deferred tax asset	149	180	223
	1,855	**1,980**	**2,548**
Current assets			
Inventories	0	0	2
Trade accounts receivable	111	115	84
Receivables from Group companies	3,603	3,498	3,298
Receivables from associated companies	0	0	0
Other current assets and prepaid expenses	30	32	43
Marketable securities	0	0	5
Liquid assets	265	268	327
	4,009	**3,913**	**3,759**
Total assets	**5,864**	**5,893**	**6,307**
EQUITY AND LIABILITIES			
Shareholders' equity	**5,488**	**5,518**	**6,006**
Minority interests	**1**	**2**	**4**
Non-current liabilities			
Provisions for pensions and similar obligations	8	7	6
Deferred tax liabilities	7	7	8
	15	**14**	**14**
Current liabilities			
Other short-term provisions	93	92	39
Short-term debt	0	0	0
Liabilities to Group companies	62	36	57
Trade accounts payable	133	172	150
Other current liabilities and deferred income	72	59	37
	360	**359**	**283**
Total equity and liabilities	**5,864**	**5,893**	**6,307**

Consolidated statement of cash flows (IAS-compliant).

Millions of €	First quarter 2003	First quarter 2002	2002
Group net loss	**(30)**	**(90)**	**(490)**
Losses applicable to minority shareholders	(1)	0	(3)
Depreciation and amortization of non-current assets	103	101	426
Interest income, net	(31)	(31)	(128)
Income taxes	33	(2)	43
Proceeds from disposals of non-current assets	0	1	(39)
Net result from associated companies	2	8	263
Increase in pension provisions	0	0	1
Increase in other, short-term provisions	1	29	53
Decrease/(increase) in trade accounts receivable	4	(2)	(33)
(Decrease)/increase in trade accounts payable	(39)	(9)	21
Other changes	67	80	3
Interest paid	0	(1)	(1)
Interest received	24	21	97
Net cash provided by operating activities	**132**	**105**	**213**
Capital expenditure on intangible assets	(7)	(9)	(39)
Capital expenditure on property, plant and equipment	(5)	(14)	(67)
Capital expenditure on financial assets	(4)	(40)	(70)
Proceeds from the sale of non-current assets	3	0	32
Net change in short-term investments (>3 months to maturity) and marketable securities	(122)	(615)	(693)
Net cash used for investing activities	**(135)**	**(678)**	**(837)**
Increase in shareholders' equity	0	1	1
Net cash provided by financing activities	**0**	**1**	**1**
Net decrease in cash and cash equivalents (up to 3 months to maturity)	(3)	(572)	(623)
Cash and cash equivalents (up to 3 months to maturity) at the start of the period	268	891	891
Cash and cash equivalents (up to 3 months to maturity) at the end of the period	265	319	268

Statement of shareholders' equity (IAS-compliant).

	Subscribed capital		Additional paid-in capital	Retained earnings	Currency translation adjustments	Group net loss	**Total**
	Shares issued and out-standing (in thousands)	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	**Millions of €**
Balance at Jan.1, 2002	**1,223,858**	**1,224**	**5,774**	**0**	**(1)**	**(991)**	**6,006**
Currency translation adjustment	0	0	0	0	0	0	0
Consolidation changes	0	0	0	0	0	0	0
Changes not recognized as income/(expense)	0	0	1	(991)	0	991	1
Group net loss, Jan. 1-Mar. 31, 2002	0	0	0	0	0	(90)	(90)
Balance at Mar. 31, 2002	**1,223,858**	**1,224**	**5,775**	**(991)**	**(1)**	**(90)**	**5,917**
Currency translation adjustment	0	0	0	0	0	0	0
Consolidation changes	0	0	0	0	1	0	1
Changes not recognized as income/(expense)	0	0	0	0	0	0	0
Group net loss, Apr. 1-Dec. 31, 2002	0	0	0	0	0	(400)	(400)
Balance at Dec. 31, 2002/Jan. 1, 2003	**1,223,858**	**1,224**	**5,775**	**(991)**	**0**	**(490)**	**5,518**
Currency translation adjustment	0	0	0	0	0	0	0
Consolidation changes	0	0	0	0	0	0	0
Changes not recognized as income/(expense)	0	0	0	(490)	0	490	0
Group net loss, Jan. 1-Mar. 31, 2003	0	0	0	0	0	(30)	(30)
Balance at Mar. 31, 2003	**1,223,858**	**1,224**	**5,775**	**(1,481)**	**0**	**(30)**	**5,488**

Segment information (IAS-compliant).

Millions of €	First quarter 2003	First quarter 2002	2002
"Germany"			
Net revenues	406	340	1,452
Gross margin	233	157	736
Operating earnings	73	1	134
EBITDA	**86**	**12**	**197**
"Rest of Europe"			
Net revenues	40	25	124
Gross margin	16	1	35
Operating earnings	(14)	(29)	(100)
EBITDA	**(10)**	**(26)**	**(84)**
Consolidation			
Net revenues	(1)	(1)	(8)
Gross margin	0	0	(2)
Operating earnings	0	0	2
EBITDA	**0**	**0**	**2**
Total			
Net revenues	445	364	1,568
Gross margin	249	158	769
Operating earnings	59	(28)	36
EBITDA	**76**	**(14)**	**115**

Overview over the subscriber numbers.

In millions*	March 31, 2003	March 31, 2002	Dec. 31, 2002
"Germany"			
Broadband	2,86	2,01	2,64
Narrowband	7,30	7,20	7,32
Total	**10,16**	**9,21**	**9,96**
"Rest of Europe"			
Broadband	0,19	0,07	0,16
Narrowband	2,12	1,97	2,13
Total	**2,31**	**2,04**	**2,28**
Group			
Broadband	3,05	2,07	2,80
Narrowband	9,42	9,17	9,45
Total	**12,47**	**11,24**	**12,24**

*Totals calculated on full numbers

Reconciliation of Group net loss and shareholders' equity as stated under German reporting rules (HGB) to IAS .

Millions of €	Group net loss Full year 2002	Group net loss First quarter 2002	Group shareholders' equity Dec. 31, 2002	Group shareholders' equity Mar. 31, 2002	Group shareholders' equity Jan. 1, 2002
HGB	**(459)**	**(90)**	**5,366**	**5,738**	**5,814**
Intangible assets	13	4	5	(5)	(8)
Provision for T-Motion	14	0	0	(14)	0
Other provisions and accruals	(8)	(2)	(1)	5	7
Adjustment of revenues for deferred income	1	0	(1)	(1)	(1)
Deferred taxes	(48)	(1)	151	197	198
Minority interests	(3)	(1)	(2)	(3)	(4)
IAS	**(490)**	**(90)**	**5,518**	**5,917**	**6,006**

IAS rules require the intangible assets produced by Deutsche Telekom AG and acquired from that company at the time T-Online International AG was founded (the subscriber base and "know how") to be valued at zero.

A portion of the development-phase costs arising during the inhouse production of software by T-Online International AG and T-Online France has been capitalized as required by IAS, to be amortized over its useful life; this was not permissible under HGB rules.

Accruals and provisions established under HGB rules have not all been included in the IAS-compliant financial statements, and those that have been included are in some cases valued differently. In particular, the pension provisions established in the HGB consolidated financial statements, also in conformity with U.S. GAAP (SFAS No. 87), are valued differently in the IAS-compliant statements.

The impact of income taxes differs in the two reporting approaches, particularly as regards deferred taxes on loss carry forwards; this primarily applies to T-Online International AG.

The Board of Management

T-Online International AG
Darmstadt, April 2003

T-Online International AG
Postfach 10 11 52
D-64211 Darmstadt, Germany

Investor Relations
Telephone: +49 (0)6151 680-2929
Telefax: +49 (0)6151 680-299
Web site: www.t-online.de/ir
E-Mail: ir@t-online.net

Forum T-Aktie
Telephone (in Germany only): (0800) 330-2100
Telefax (in Germany only): (0800) 330-1100
E-Mail: forumt-aktie@t-online.de

Note
This Group Interim Report is a translation of the original German version, which in case of doubt shall be definitive.